# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KLX Energy Services Holdings, Inc., CIK 0001738827
CUSIP: 48253L205
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floo, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001752226

## Reporting persons
- Cross Ocean Partners Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 745,122; sole dispositive power 0; shared dispositive power 745,122; aggregate amount beneficially owned 745,122 (3.7% of the class)
  Comment: See Item 2(a) of this Schedule 13G.
- Cross Ocean Partners Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 745,122; sole dispositive power 0; shared dispositive power 745,122; aggregate amount beneficially owned 745,122 (3.7% of the class)
  Comment: See Item 2(a) of this Schedule 13G.
- GG Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 745,122; sole dispositive power 0; shared dispositive power 745,122; aggregate amount beneficially owned 745,122 (3.7% of the class)
  Comment: See Item 2(a) of this Schedule 13G.
- Graham C. Goldsmith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 745,122; sole dispositive power 0; shared dispositive power 745,122; aggregate amount beneficially owned 745,122 (3.7% of the class)
  Comment: See Item 2(a) of this Schedule 13G.

## Item 1. Issuer
Name of issuer: KLX Energy Services Holdings, Inc.
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floor, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Cross Ocean Partners Management LP ("Cross Ocean Management")

Cross Ocean Partners Management GP, LLC ("Cross Ocean Management GP")

GG Managers LLC ("GG Managers")

Graham C. Goldsmith

Each of such persons is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13G is being filed pursuant to a Joint Filing Agreement, previously filed with the original Schedule 13G.
Address of principal business office or, if none, residence: The principal business address of Cross Ocean Management, Cross Ocean Management GP, GG Managers, and Mr. Goldsmith is c/o Cross Ocean Partners Management LP, 60 Arch Street, 3rd Floor, Greenwich, CT 06830.
Citizenship:
Cross Ocean Management is a Delaware limited partnership.

Cross Ocean Management GP is a Delaware limited liability company.

GG Managers is a Delaware limited liability company.

Mr. Goldsmith is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date requiring this Schedule 13G amendment, March 31, 2026, the Reporting Persons beneficially owned 745,122 Shares, including warrants to purchase up to 305,438 Shares at an exercise price of $0.01, which are currently exercisable at the holder's option ("Warrants"). Pursuant to investment management agreements, Cross Ocean Management has received delegated authority relating to certain managed funds that directly beneficially own, in the aggregate, 745,122 Shares (including 305,438 Warrants). Cross Ocean Management GP is the sole general partner of Cross Ocean Management. GG Managers is the sole member of Cross Ocean Management GP. Graham Goldsmith is the sole member of Cross Ocean GG Members. As a result, each of Cross Ocean Management, Cross Ocean Management GP, GG Managers, and Mr. Goldsmith may be deemed to indirectly beneficially own the 745,122 Shares (including 305,438 Warrants) directly beneficially owned by the funds managed by Cross Ocean Management. Each of the Reporting Persons disclaims beneficial ownership of the Shares that they report as owning in this Schedule 13G.
Percent of class: See the response to row 11 of the attached cover page of each Reporting Person (based on 19,688,752 Shares issued and outstanding as of March 17, 2026, as reported in the definitive proxy statement on Schedule 14A of the Issuer filed with the Securities and Exchange Commission on March 26, 2026).
Sole power to vote or to direct the vote: See the response to row 5 of the attached cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the attached cover page of each Reporting Person, as well as the response to Item 4(a) above.
Sole power to dispose or to direct the disposition: See the response to row 7 of the attached cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the attached cover page of each Reporting Person, as well as the response to Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (filed with the original Schedule 13G).

## Signatures
- Cross Ocean Partners Management LP: /s/ Matthew Rymer, Chief Operating Officer, General Counsel & Chief Compliance Officer (05/15/2026)
- Cross Ocean Partners Management GP, LLC: /s/ Graham C. Goldsmith, Member (05/15/2026)
- GG Managers LLC: /s/ Graham C. Goldsmith, Member (05/15/2026)
- Graham C. Goldsmith: /s/ Graham C. Goldsmith, Self (05/15/2026)